B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

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NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2018 Annual General Meeting of Shareholders to be held on Thursday, September 6, 2018 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect three directors to hold office until our next annual general meeting of shareholders.
2.	To approve a new directors’ & officers’ liability insurance policy, including coverage for our current and future office holders who are deemed to be controlling shareholders.
3.	To approve an amendment to our Compensation Policy.
4.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2018, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law) to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 30, 2018 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Ami Barlev
Chairman of the Board of Directors

July 30, 2018

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

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PROXY STATEMENT

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2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2018 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, September 6, 2018, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2018 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about August 2, 2018.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of three directors, to hold office until our next annual general meeting of shareholders; (ii) the approval of a new directors’ and officers’, or D&O, liability insurance policy, including coverage for our current and future office holders who are deemed to be controlling shareholders; (iii) the approval of an amendment to our Compensation Policy; and (iv) the ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2018, and authorization for our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law) to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on July 30, 2018, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of July 30, 2018, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

•	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

•	Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than September 6, 2018 at 4:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on any proposal on the agenda of the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than August 27, 2018. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq — The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Required

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Internet Gold — Golden Lines Ltd., or Internet Gold, which beneficially owns approximately 64.78% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or
•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on May 15, 2018.

Security Ownership of Certain Beneficial Owners and Management

As of July 30, 2018, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 64.78% of our outstanding ordinary shares. Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications Ltd. and Eurocom Holdings (1979) Ltd. are the beneficial owners of 16,433,966 of the ordinary shares of Internet Gold. Eurocom Communications holds 15,308,966 (or 54.67%) of the ordinary shares of Internet Gold directly. 1,125,000 of Internet Gold’s ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares of Internet Gold held of record by his wife, Mrs. Iris Elovitch, and 8,300 ordinary shares of Internet Gold held of record by other family members. An additional 2,400,000 ordinary shares of Internet Gold are issuable to Eurocom Communications upon exercise of warrants acquired on June 17, 2018.

The following table sets forth certain information as of July 30, 2018 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares, our directors and all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold	19,363,396	64.78%
Benny Gabbay	1,073	(* )
All directors and executive officers as a group (7 persons)	19,364,469	64.79%

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*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (which exclude 19,230 shares held as treasury shares) as of July 30, 2018.

I. ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members. Our directors, other than our external directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. All the members of our Board of Directors may be reelected upon completion of their term of office (except the external directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to elect Mr. Ami Barlev, Mr. Benny Gabbay and Mr. Shlomo Zohar to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified. Mr. Benny Gabbay was re-elected to serve as director by our shareholders at our 2017 Annual General Meeting of Shareholders. Mr. Ami Barlev was appointed as acting Chairman of the Board of our company in February 2018. Mr. Shlomo Zohar is a new nominee director. Mr. Or Elovitch is not being nominated for reelection at this Meeting.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 – 428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

In addition, in accordance with the requirements of the Israeli Companies Law, Mr. Gabbay has declared in writing that he qualifies as an “independent director” within the meaning of the Israeli Companies Law.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Messrs. Moshe Rosenthal, an external director, Benny Gabbay and Shlomo Zohar have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Internet Gold holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors. We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise.

Our Audit Committee and Board of Directors has determined to pay our directors and external directors compensation equal to the fixed statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations.” As a result, if elected, each director will be entitled to such compensation during the duration of his or her service as a director, which is currently an annual fee of NIS 88,700 (approximately $24,400) and a per meeting attendance fee of NIS 3,300 (approximately $900). In addition, according to the Regulations, a director will be entitled to 60% of the per meeting fee if he or she participated in the meeting remotely and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Ami Barlev (39) was appointed as our Chairman of the Board and Chairman of the Board of our parent, Internet Gold, in February 2018. Mr. Barlev served as General Counsel of the Eurocom Group and as Vice President from 2008 and June 2014, respectively, until February 2018. Mr. Barlev also serves as a director of Bezeq, Walla Communications Ltd., Pelephone Communications Ltd., Bezeq International Ltd., Bezeq Online Ltd., DBS Satellite Services (1998) Ltd., Gilat Telecom Uganda Limited, TCL Teleserve Communication Ltd., Gilat Satcom Ghana Limited and Gilat Telecom Zambia. Mr. Barlev holds an LL.B degree from Bar Ilan University.

Benny Gabbay (52) has served as an independent director since August 2013 and is a member of our audit and compensation committees. Since 2002, Mr. Gabbay has served as the chief executive officer of Ofek Semiconductors Ltd., a global importer and exporter of semiconductors. Prior to that and from 1996, Mr. Gabbay served as a senior manager at Iridium Data Ltd. From 1994 to 1996, Mr. Gabbay was a manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Since 2010, Mr. Gabbay has also been a partner in a real estate development initiative in the United States and serves as the chairman of the board of Novolap Medical Ltd., a biotechnology company. Mr. Gabbay is a certified public accountant in Israel and holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem. Mr. Gabbay also serves as an independent director of Copperline Americas Limited, a U.S. company that issued debt in the Israeli stock market since August 2015. Since November 2016, Mr. Gabbay has been as an external director at Dor Alon Energy Israel (1988).

Shlomo Zohar (66) has served as a director of Alon USA Energy, Inc. (which is now part of Delek US (NYSE: DK)) since May 2010. Mr. Zohar has worked as an independent consultant in the financial services sector since January 2006. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar has been Chief Executive Officer of A.D.O. Group Ltd. (TASE:ADO) since July 2011 (and is an executive vice chairman of the Board of ADO Properties SARL (ETR:ADJ)). He has been chairman of the board of Naaman Group (N.V.) Ltd. since February 2012. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zhohar & Co., CPA (Isr). He is a certified public accountant in Israel. He received his undergraduate degree in economics and accounting from Bar-Ilan University and an MBA degree from McGill University.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

The nominees for directors will, if elected, receive indemnification letters from us and will be included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS; COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

External directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence. At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director, and the audit committee and compensation committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of the NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under the NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our Board of Directors has determined that each of Mr. Moshe Rosenthal and Ms. Debbie Saperia, our external directors under Israeli law, and Messrs. Benny Gabbay and Shlomo Zohar qualify as independent directors under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our external directors under Israeli law, and Mr. Gabbay. Our board of directors has determined that each of Mr. Gabbay and Mr. Rosenthal qualifies as an audit committee financial expert, as defined by rules of the SEC and that Mr. Zohar would also qualify as an audit committee financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.bcommunications.co.il.

Compensation Committee

Our Board of Directors has established a compensation committee in compliance with the Israeli Companies Law. A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current compensation committee members are Ms. Saperia, Mr. Gabbay and Mr. Rosenthal. Mr. Rosenthal serves as the chairperson of the compensation committee.

Compensation Policy

Our compensation committee adopted a compensation policy and is required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and by our shareholders by a special majority.

The Compensation Policy was formulated and is periodically reevaluated mainly in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II. RENEWAL OF INDEMNIFICATION LETTERS
(Item 2 on the Proxy Card)

Background

The Israeli Companies Law permits an Israeli company to procure a liability insurance policy covering its office holders, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such liability insurance. It is permitted to enter into an agreement for the insurance of the liability of office holders, in whole or in part, for any of the following:

(i)	A breach of a cautionary duty toward the company or toward another person;
(ii)	A breach of a fiduciary duty toward the company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the company;
(iii)	A monetary liability imposed upon an office holder toward another;
(iv)	Reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; or
(v)	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

General

Due to the recent legal challenges facing our company, our subsidiaries and our controlling shareholders, as well as the current competitive and regulatory environment in which we operate and the recommendation of our insurance advisers, who confirmed that the new proposed policy was customary and appropriate for companies of our company’s size and characteristics and that the new premium was on market terms, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the purchase of a new D&O liability insurance policy for our current and future office holders, including coverage for office holders who are deemed to be controlling shareholders (the “New D&O Policy”).

Previously, on December 21, 2017, our shareholders approved an amended D&O Policy effective November 1, 2017 and terminating on October 31, 2018. The total coverage for each individual claim and in the aggregate is up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981. The New D&O Policy, if approved in the Meeting, will have the same coverage of $10,000,000 for a claim and in the aggregate and will carry a $228,150 annual premium. It will terminate on November 1, 2019.

The new D&O Policy will also include side “A” directors and officers liability coverage, which is for the benefit of the Company’s Directors and Executive Officers, but only in situations where coverage under the General Policy has been exhausted or is otherwise insufficient or unavailable. The total coverage for each individual claim and in the aggregate in the side “A” policy is up to $10,000,000 for the claim and for the entire period of the insurance period, plus reasonable legal expenses beyond the limit of liability in accordance with the provisions of Section 66 of the Insurance Contract Law, 5741-1981. It will carry a $112,000 annual premium and will be effective, if approved in the Meeting, June 1, 2018 and terminate October 31, 2019.

It is proposed to approve the purchase of the New D&O Policy which also provides coverage for the directors who are the controlling shareholder and their relatives.

Our insurance advisers have advised that it is generally recommended to maintain a continuity of insurance coverage with an existing insurance carrier. Therefore, switching to new insurance carriers is only justified when there is a significant gap in the terms of coverage and in the requested premium, a situation that does not exist in this case. Therefore, as before, the New D&O Policy will be issued by Menorah Insurance.

Our Compensation Committee and Board of Directors also confirmed that the new D&O Policy provided to the directors who are the controlling shareholders is: (i) on the same terms as those provided to the company’s other officers and directors, (ii) consistent with market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the New D&O Policy, and the purchase of any other D&O insurance policy upon the expiration of the New D&O Policy from the same or a different insurance company with the same coverage or up to the maximum difference as approved in our Compensation Policy. The approval will apply to current and future directors who may serve from time to time and to current and future office holders who are deemed to be “controlling shareholders” under the Companies Law.

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Israeli Companies Law requires that each shareholder voting on the proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a controlling shareholder in the company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who do not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the proposal. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution or who are not controlling shareholders are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution or who are not controlling shareholders who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the purchase of the New D&O Policy and any renewals, extensions or substitutions thereof, at the Company’s expense, for the benefit of the Company’s current and future office holders, including current and future office holders who are deemed to be controlling shareholders, and to determine that this resolution is in the best interest of the Company.”

Upon the receipt of a properly signed and dated proxy, which with respect to the applicable portion of this resolution includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, the person named as proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

III. APPROVAL OF AN AMENDMENT TO THE COMPENSATION POLICY
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Israeli Companies Law. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority (as described below). In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy applies to our chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors. The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Policy provides that office holders (within the meaning of the Israeli Companies Law) shall be covered by directors and officers liability insurance which we shall acquire, from time to time, subject to applicable law or regulation. Under the Israeli Companies Law, the procurement of directors’ and officers’ liability insurance generally requires shareholder approval; however, under the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, the procurement of directors and officers liability insurance shall not require shareholder approval and may be approved only by the compensation committee, if the terms of the insurance are set forth in the compensation policy and the compensation policy was adopted by the shareholders by a special majority, as set forth in the Israeli Companies Law, provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

In December 2017, our shareholders approved new terms for the purchase of a D&O insurance policy as set forth in Section 7.2 of our Compensation Policy:

•	The total annual coverage for a particular year shall not exceed 125% of the cost of coverage for the preceding year.
•	The total annual insurance premium for a particular year shall not exceed 145% of the cost of coverage for the preceding year.
•	The approval is for three years, that is, up to and including the insurance that will be made for the years 2020 – 2021.

In view of the recent market increases in premiums for directors’ and officers’ liability insurance, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, a further amendment to Section 7.2 so that “the acquisition, extension, renewal or replacement of any such directors’ and officers’ liability insurance may be approved solely by our compensation committee provided that (i) the liability coverage does not exceed $35,000,000 (for each claim and in the aggregate) and the aggregate annual premium does not exceed $500,000, the side “A” directors and officers liability coverage does not exceed $25,000,000 (for each claim and in the aggregate) and its aggregate annual premium does not exceed $250,000; and (ii) the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities.” Side “A” coverage is only for the benefit of the Company’s directors and executive officers and only in situations where coverage under the General Policy has been exhausted or is otherwise insufficient or unavailable.

In approving the amended Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company’s objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; an office holder’s contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Israeli Companies Law requires that each shareholder voting on the proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our ordinary shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a controlling shareholder in the company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the proposal. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution or who are not controlling shareholders are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution or who are not controlling shareholders who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on the proposal.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment of Section 7.2 of the Compensation Policy as set forth in the proxy statement.”

Upon the receipt of a properly signed and dated proxy, which with respect to the applicable portion of this resolution includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

IV. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
 REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked, following the recommendation by the company’s audit committee and the Board of Directors, to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2018. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law) to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2017, we paid Somekh Chaikin approximately NIS 981,000 (approximately $270,000).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2018 and until the next Annual General Meeting of Shareholders, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2017 will be presented. We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2017, including the auditor’s report and consolidated financial statements for the year ended December 31, 2017, which was filed with the SEC on May 15, 2018, is available on our website at www.bcommunications.co.il or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

VI. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Ami Barlev
Chairman of the Board of Directors

Date: July 30, 2018